Exhibit 99.54

CHAP MERCANTILE INC.

REPORT FILED PURSUANT TO

SECTION 111 OF THE SECURITIES ACT  (BRITISH COLUMBIA)

SECTION 176 OF THE SECURITIES ACT (ALBERTA)

A.

The name and address of the offeror.

Wheaton Trading (Caymans) Ltd.

c/o Walkers SPV Limited

Walker House, Mary Street

PO Box 908GT

George Town, Grand Cayman

Cayman Islands

B.

The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On October 15, 2004, Wheaton Trading (Caymans) Ltd. ("Wheaton Trading"), a wholly-owned subsidiary of Wheaton River Minerals Ltd. ("Wheaton River"), acquired ownership of an aggregate of 540,000,000 common shares of Chap Mercantile Inc. ("Chap"), representing approximately 75% of the issued and outstanding common shares of Chap.

C.

The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

Immediately after the transaction, Wheaton Trading owns 540,000,000 common shares of Chap, respresenting approximately 75% of the issued and outstanding common shares of Chap.

D.

The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (C) over which:

(i)

the offeror, either alone or together with any joint actors, has ownership and control:

540,000,000 common shares of Chap, representing approximately 75% of the issued and outstanding common shares of Chap.

(ii)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not applicable.

(iii)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

E.

The name of the market in which the transaction or occurrence that gave rise to the news release took place.

Not applicable.

F.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The common shares of Chap were issued in partial consideration for Chap's agreement to purchase 100% of the silver produced by Wheaton River's Luismin mining operations in Mexico.  Wheaton Trading does not have any present intention to acquire ownership of, or control over, additional securities of Chap.

G.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Chap has granted Wheaton River a right to maintain its pro rata equity position in Chap, through Wheaton Trading, for three years so long as its common share holdings do not fall below 20%.

H.

The names of any joint actors in connection with the disclosure required by this report.

Not applicable.

I.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

Wheaton Trading was issued an aggregate of 540,000,000 common shares of Chap plus a cash amount of Cdn$46 million as consideration for agreeing to sell 100% of the silver produced by Wheaton River's Luismin mining operations in Mexico to Chap for a per ounce payment at a price equal to the lesser of (i) US$3.90 per ounce (subject to an inflationary price adjustment after three years) and (ii) the then prevailing market price per ounce of silver.

J.

If applicable, a description of any change in any material fact set out in a previous report by the offeror under the early warning requirements in respect of the reporting issuer's securities.

Not applicable.

Dated as of the 19th day of October, 2004.

WHEATON TRADING (CAYMANS) LTD.

Per:

/s/ Ian Telfer

Name:

Ian Telfer

Title:

Director